Entourage Mining Ltd.
An Emerald and Precious Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB:ETGMF

February 18, 2005

Entourage Files NI 43-101 Compliant Report

Mr. Gregory Kennedy reports that the Company is in receipt of a National Instrument 43-101 compliant technical report for its Black Warrior Gold-Silver Mineral property situated on Mineral Ridge, Esmeralda County, Nevada. The report was completed by James A Turner, Professional Geologist, and a “qualified person”, and presented to the Company on Thursday, February 17, 2005.

The report may be viewed under the Company’s profile at www.sedar.com and a digital copy of the report may be obtained by written request to the Company.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President

Telephone: 604-669-GEMS	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com